Exhibit 21.1

Romacorp, Inc.
List of Subsidiaries

Set forth below is a list of the Registrant's subsidiaries as of March 25, 2001.

Name of Subsidiary	Jurisdiction of Organization

Roma Bar Management Corporation	Texas
Roma Fort Worth, Inc.	Texas
Roma Franchise Corporation	Delaware
Roma System, Inc.	Delaware
Roma Dining LP	Delaware
Roma Holdings, Inc.	Delaware
Costillias Dominicana S.A.	Dominican Republic
Roma Prince George's, Inc.	Maryland
Roma Owings Mills, Inc.	Maryland
Roma Sahara, Inc.	Nevada